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MAR - 1 2005
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/11/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 865
(No. and Street)

NEW YORK, NY 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEILA HECKMAN (212) 687-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05 S.S

OATH OR AFFIRMATION

I, LEILA HECKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGA SECURITIES LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON DESANTI
Notary P... of New York
N... 2202
O... Co.
Commission Expires May 12, 2007

Sharon DeSanti 2-28-05
Notary Public

Leila Heckman
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(O) AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

HGA SECURITIES LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2004

Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

Board of Directors
HGA Securities LLC

In planning and performing our audit of the financial statements of HGA Securities LLC (the Company), for the period February 11, 2004 (Inception) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 24, 2005

HGA SECURITIES LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2004 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
HGA Securities LLC

We have audited the accompanying statement of financial condition of HGA Securities LLC, as of December 31, 2004, and the related statements of income, changes in members' equity and cash flows for the period February 11, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HGA Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 24, 2005

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

HGA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 11,542
	$ 11,542

MEMBER'S EQUITY

Member's equity	$ 11,542
	$ 11,542

See notes to financial statements.

HGA SECURITIES LLC

STATEMENT OF INCOME

FOR THE PERIOD FEBRUARY 11, 2004 (INCEPTION) TO DECEMBER 31, 2004

REVENUES	$ -
EXPENSES	
Administrative expenses	11,165
Professional fees	2,250
Regulatory fees	4,540
Insurance	550
Bank fees	118
Total Expenses	18,623
NET LOSS	$ (18,623)

See notes to financial statements.

HGA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FEBRUARY 11, 2004 (INCEPTION) TO DECEMBER 31, 2004

Member's Equity - beginning of year	$	-
Member's contributions		30,165
Net loss		(18,623)
Member's Equity - end of year	$	11,542

See notes to financial statements.

HGA SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 11, 2004 (INCEPTION) TO DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(18,623)
Adjustments to reconcile net loss to net cash provided by operating activities		
Charge for fees assumed by member as a capital contribution		11,165
Net Cash Used by Operating Activities		(7,458)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member's contribution		19,000
NET INCREASE IN CASH		11,542
Cash at February 11, 2004		-
Cash at December 31, 2004	$	11,542
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

HGA Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Heckman Global Advisors, LLC), is a Delaware Limited Liability Company formed on February 11, 2004 and commenced operations in October 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company refers investors to other brokers or dealers and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

3. RELATED PARTY TRANSACTIONS

Heckman Global Advisors, LLC ("the Parent Company"), allocates a monthly administrative fee to the Company for expenses incurred that are attributable to the Company for shared office space and overhead. The Company records the transactions as increases in Member's Equity to cover the costs of these expenses as the Parent Company makes no claim for reimbursement. The total administrative fees charged to the Company for the period February 11, 2004 (Inception) to December 31, 2004 was $11,165. There is $0 due to the Parent Company at December 31, 2004.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company's net capital of $11,542 exceeded required net capital of $5,000 by $6,542 and the ratio of aggregate indebtedness to net capital was 0 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

HGA SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 11,542
Deductions and/or credits	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,542
HAIRCUTS ON SECURITIES POSITIONS	-
NET CAPITAL	11,542
MINIMUM NET CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL	$ 6,542
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ -
Ratio of aggregate indebtedness to net capital	-

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's December 31, 2004 FOCUS Report.